Results of Special Meeting of Shareholders
A special meeting of the shareholders
(the Meeting) of The Coventry Group
(the Group) was held on February 21, 2006.
The Funds are separate investment series of the Group. The Meeting was held for the purpose of electing Trustees of the Group. As of the record date for the Meeting, there were 153,785,122 shares of beneficial interest in the Group outstanding. Information regarding the results of the shareholder vote are set forth below. Each of the nominees was elected to the Board by the requisite shareholder vote.
Trustee Nominee Affirmative Votes % of
Outstanding Votes Withheld % of Outstanding
James H. Woodward 93,503,623 60.83% 4,475 .003%
Michael M. Van Buskirk 93,503,623 60.83% 4,475 .003%
Maurice G. Stark 93,503,623 60.83% 4,475 .003%
Diane E. Armstrong 93,503,623 60.83% 4,475 .003%
Walter B. Grimm 93,193,133 60.63% 314,965 .205%